SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FINANCIAL REPORT

JAN-SEP OF 2017 RESULTS

Derived from consolidated interim financial information reviewed by independent auditors, prepared in accordance with International Financial Reporting Standards - IFRS.

Rio de Janeiro – November 13th, 2017

Main financial highlights

•	Net Income of R$ 5,031 million in 9M-2017, compared to a loss of R$ 17,334 million in 9M-2016, as a result of:
▪	higher export revenues, with higher average prices;
▪	reduction in margins and sales volumes of oil products in Brazil;
▪	lower expenses with personnel and with write-off of dry and/or sub commercial wells;
▪	gain on the sale of the Company's interest in Nova Transportadora do Sudeste (NTS) in 2Q-2017;
▪	reduction of impairments; and
▪	higher expenses with adherence to Brazilian Federal Settlement Programs.
•	Net Income reached R$ 266 million in the 3Q-2017, same level as 2Q-2017.
•

Stable Adjusted EBITDA* of R$ 63,571 million in 9M-2017, reflecting lower operational expenses and increase in exports compensated lower oil products margins. Adjusted EBITDA Margin* was 31% in 9M-2017.

•

In 9M-2017, Free Cash Flow* reached R$ 37,456 million, 26% higher than 9M-2016. This result reflects the combination of improvement in operating activities and reduction in investments. Free Cash Flow* in 3Q-2017 was positive for the tenth quarter in a row.

•

Gross debt decreased 7%, from R$ 385,784 million as of December 31, 2016 to R$ 359,412 million and Net Debt* decreased 11%, from R$ 314,120 million as of December 31, 2016 to R$ 279,237 million as of September 30, 2017.

•

In dollars, the decrease was of 9% (US$ 8,238 million) in Net Debt*, from US$ 96,381 million as of December 31, 2016 to US$ 88,143 million as of September 30, 2017. In addition, the liquidity management led to a weighted average maturity of outstanding debt to increase from 7.46 years as of December 31, 2016 to 8.36 years as of September 30, 2017.

•	Reduction of the ratio between Net Debt* and LTM Adjusted EBITDA*, from 3.54 as of December 31, 2016 to 3.16 as of September 30, 2017. During the same period, Leverage* decreased from 55% to 51%.
•	Petrobras employees as of September 30, 2017 were 62,258, a decrease of 12% compared to September 30, 2016, due to the voluntary separation incentive plan.

Main operating highlights

•	Total crude oil and natural gas production reached 2,776 thousand barrels of oil equivalent per day (boed) in 9M-2017, being 2,660 thousand boed in Brazil, 3% above 9M-2016.
•	In 9M-2017, output of domestic oil products decreased by 6% when compared to 9M-2016, to 1,802 thousand bpd. Domestic oil product sales decreased by 6% to 1,959 thousand bpd.
•

The Company sustained the position of net exporter, with 385 thousand bpd of balance in 9M-2017 (vs. 111 thousand bpd in 9M-2016), due to the increase in exports of 39% and reduction in imports of 19%.

*

* See definitions of Free Cash Flow, Adjusted EBITDA, LTM Adjusted EBITDA,  Adjusted EBITDA Margin, Net Debt and Leverage in glossary and the respective reconciliations of such items in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA, LTM Adjusted EBITDA and Net Debt.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Investor Relations Department

e-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ

Phone: 55 (21) 3324- 1510 / 9947 I 0800-282-1540

B3: PETR3, PETR4 NYSE: PBR, PBRA BCBA: APBR, APBRA LATIBEX: XPBR, XPBRA

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

*See definitions of Free Cash Flow, Adjusted EBITDA, Adjusted LTM EBITDA and Net debt in glossary and the respective reconciliations of such items in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA, Adjusted LTM EBITDA and Net debt.

Table 01 - Main Items and Consolidated Economic Indicators

	R$ million
	Jan-Sep
	2017	2016	2017 x 2016 (%)	3Q-2017	2Q-2017	3Q17 X 2Q17 (%)	3Q-2016
Sales revenues	207,183	212,100	(2)	71,822	66,996	7	70,443
Gross profit	66,392	67,166	(1)	21,237	21,369	(1)	23,337
Operating income (loss)	37,038	5,300	599	7,778	14,990	(48)	(10,032)
Net finance income (expense)	(24,001)	(21,876)	(10)	(7,411)	(8,835)	16	(7,122)
Consolidated net income (loss) attributable to the shareholders of Petrobras	5,031	(17,334)	129	266	316	(16)	(16,458)
Basic and diluted earnings (losses) per share attributable to the shareholders of Petrobras	0.39	(1.33)	129	0.03	0.03	−	(1.26)
Market capitalization (Parent Company)	203,376	188,698	8	203,376	167,538	21	188,698
Adjusted EBITDA*	63,571	63,905	(1)	19,223	19,094	1	22,262
Adjusted EBITDA margin* (%)	31	30	1	27	29	(2)	32
Gross margin* (%)	32	32	−	30	32	(2)	33
Operating margin* (%)	18	2	16	11	22	(11)	(14)
Net margin* (%)	2	(8)	10	−	−	−	(23)
Total capital expenditures and investments	33,429	41,288	(19)	10,435	11,451	(9)	12,259
Exploration & Production	26,846	36,104	(26)	8,543	9,089	(6)	10,400
Refining, Transportation and Marketing	2,989	3,017	(1)	1,124	1,057	6	1,240
Gas & Power	3,028	987	207	578	1,116	(48)	336
Distribution	229	330	(31)	82	77	6	110
Biofuel	49	348	(86)	17	15	13	23
Corporate	288	502	(43)	91	97	(6)	150
Average commercial selling rate for U.S. dollar	3.18	3.55	(10)	3.16	3.22	(2)	3.25
Period-end commercial selling rate for U.S. dollar	3.17	3.25	(2)	3.17	3.31	(4)	3.25
Variation of the period-end commercial selling rate for U.S. dollar (%)	(2.4)	(16.9)	15	(4.2)	4.4	(9)	1.1
Domestic basic oil products price (R$/bbl)	220.09	229.73	(4)	213.41	219.48	(3)	228.58
Brent crude (R$/bbl)	164.57	146.90	12	164.71	159.97	3	148.87
Brent crude (US$/bbl)	51.90	41.77	24	52.08	49.83	5	45.85
Domestic Sales Price
Crude oil (U.S. dollars/bbl)	48.75	37.16	31	48.30	47.25	2	41.77
Natural gas (U.S. dollars/bbl)	37.49	32.26	16	37.28	38.90	(4)	32.21
International Sales price
Crude oil (U.S. dollars/bbl)	44.81	43.76	2	44.32	43.77	1	42.38
Natural gas (U.S. dollars/bbl)	20.47	21.98	(7)	21.90	20.17	9	20.51
Total sales volume (Mbbl/d)
Diesel	726	804	(10)	754	721	5	804
Gasoline	528	542	(3)	512	533	(4)	521
Fuel oil	58	67	(13)	68	50	36	57
Naphtha	141	146	(3)	133	125	6	156
LPG	237	234	1	249	238	5	248
Jet fuel	100	102	(2)	102	96	6	101
Others	169	189	(11)	172	170	1	201
Total oil products	1,959	2,084	(6)	1,990	1,933	3	2,088
Ethanol, nitrogen fertilizers, renewables and other products	109	114	(4)	115	112	3	121
Natural gas	353	334	6	389	350	11	325
Total domestic market	2,421	2,532	(4)	2,494	2,395	4	2,534
Crude oil, oil products and others exports	713	522	37	699	659	6	579
International sales	241	435	(45)	244	237	3	360
Total international market	954	957	−	943	896	5	939
Total	3,375	3,489	(3)	3,437	3,291	4	3,473

* See definition of Adjusted EBITDA in glossary and the respective reconciliation in Reconciliation of Adjusted EBITDA.	3

3Q-2017 x 2Q-2017 Results*:

Gross Profit

Gross profit was stable ate R$ 21,237 million, mainly due to lower diesel and gasoline margins. On the other hand, there were higher distribution margins and power generation.

Operating Income

Operating income reduced to R$ 7,778 million, reflecting provisions for losses in legal proceedings and the gains with NTS sale in 2Q-2017.

Net Financial Expenses

Net financial expenses were 16% higher due to adherence to the Tax Settlement Programs in 2Q-2017

Net Result

The quarterly net income remained stable.

Adjusted EBITDA **

Adjusted EBITDA was stable at R$ 19,233 mainly due to lower oil products margins and higher distribution and power generation margins. The Adjusted EBITDA Margin** was 27% in 3Q-2017.

Free Cash Flow**

Free Cash Flow was positive for the tenth quarter in a row, reaching R$ 14,734 million, 58% higher than 2Q-2017, mainly due to the reduction of the operating cash flow by 22% that reached R$ 24,022 and investments decrease by 10%.

* Additional information related to operating results 3Q-2017 x 2Q-2017, see item 6.

** See definitions of Free Cash Flow and Adjusted EBITDA, Adjusted EBITDA Margin in glossary and the respective reconciliations in Liquidity and Capital Resources and Reconciliation of Adjusted EBITDA.

9M-2017 x 9M-2016 Results*:

Gross Profit

Gross profit remained stable mainly due increase in oil exports, at higher prices and higher natural gas sales with higher share of domestic natural gas in the sales mix. On the other side, sales volumes and margins of oil products decreased in the domestic market.

Operating Income

Operating income was R$ 37,038 million, due to lower expenses associated with employees, the reduced costs with asset write-off of dry and/or subcommercial well and gains with the NTS sale. Additionally, there was a significant reduction on impairments.

Net Finance Expense

Net finance expense of R$ 24,001 million, a R$ 2,125 million increase due to the higher foreign exchange losses of the U.S. dollar against the Euro and and Pound and charges related to the Tax Settlement Programs. On the other hand, there were lower interest expenses due to a lower debt.

Net Income (loss) attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras was R$ 5,031 million in 9M-2017, compared to a net loss of R$ 17,334 million in 9M-2016.

Adjusted EBITDA**

Adjusted EBITDA remained stable at R$ 63,571 million, mainly due to lower operating expenses and higher export volumes that compensated lower oil products sales and margins. The Adjusted EBITDA Margin** reached 31% in 9M-2017.

Free Cash Flow **

The higher operating cash flow and lower investments resulted in Free Cash Flow 26% higher than 9M-2016.

* Additional information about operating results of 9M-2017 x 9M-2016, see item 7.

** See definitions of Free Cash Flow, Adjusted EBITDA and Adjusted EBITDA Margin in glossary and the respective reconciliations in Liquidity and Capital Resources and Reconciliation of Adjusted EBITDA.

Table 02 - Exploration & Production Main Indicators

	R$ million
	Jan-Sep
	2017	2016	2017 x 2016 (%)	3Q-2017	2Q-2017	3Q17 X 2Q17 (%)	3Q-2016
Sales revenues	97,583	83,370	17	32,528	31,804	2	30,073
Brazil	95,488	79,511	20	31,890	31,109	3	29,117
Abroad	2,095	3,859	(46)	638	695	(8)	956
Gross profit	32,302	18,760	72	10,033	10,448	(4)	7,898
Brazil	31,597	17,496	81	9,803	10,265	(5)	7,589
Abroad	705	1,264	(44)	230	183	26	309
Operating expenses	(8,950)	(21,226)	58	(3,702)	(3,315)	(12)	(12,472)
Brazil	(7,582)	(19,740)	62	(3,377)	(2,395)	(41)	(11,757)
Abroad	(1,368)	(1,486)	8	(325)	(920)	65	(715)
Operating income (loss)	23,352	(2,466)	1,047	6,331	7,133	(11)	(4,574)
Brazil	24,015	(2,244)	1,170	6,426	7,871	(18)	(4,168)
Abroad	(663)	(222)	(199)	(95)	(738)	87	(406)
Net income (loss) attributable to the shareholders of Petrobras	15,625	(1,313)	1,290	4,254	4,871	(13)	(2,870)
Brazil	15,808	(1,099)	1,538	4,210	5,243	(20)	(2,591)
Abroad	(183)	(214)	14	44	(372)	112	(279)
Adjusted EBITDA of the segment*	47,435	35,994	32	14,591	15,014	(3)	14,884
Brazil	47,209	34,794	36	14,399	15,447	(7)	14,785
Abroad	226	1,200	(81)	192	(433)	144	99
EBITDA margin of the segment (%)*	49	43	5	45	47	(2)	49
Capital expenditures of the segment	26,846	36,104	(26)	8,543	9,089	(6)	10,400
Average Brent crude (R$/bbl)	164.57	146.90	12	164.71	159.97	3	148.87
Average Brent crude (US$/bbl)	51.90	41.77	24	52.08	49.83	5	45.85
Sales price - Brazil
Crude oil (US$/bbl)	48.75	37.16	31	48.30	47.25	2	41.77
Sales price - Abroad
Crude oil (US$/bbl)	44.81	43.76	2	44.32	43.77	1	42.38
Natural gas (US$/bbl)	20.47	21.98	(7)	21.90	20.17	9	20.51
Crude oil and NGL production (Mbbl/d)	2,223	2,196	1	2,197	2,225	(1)	2,297
Brazil	2,158	2,111	2	2,134	2,160	(1)	2,219
Abroad	42	59	(29)	41	42	(2)	52
Non-consolidated production abroad	23	26	(12)	22	23	(4)	26
Natural gas production (Mbbl/d)	553	567	(2)	552	551	−	572
Brazil	502	479	5	506	498	2	503
Abroad	51	88	(42)	46	53	(13)	69
Total production	2,776	2,763	−	2,749	2,776	(1)	2,869
Lifting cost - Brazil (US$/barrel)
excluding production taxes	11.26	10.78	5	11.74	11.21	5	10.82
including production taxes	19.96	15.58	28	20.79	18.71	11	15.76
Lifting cost - Brazil (R$/barrel)
excluding production taxes	35.49	37.34	(5)	36.73	36.09	2	34.87
including production taxes	62.97	53.65	17	64.86	61.34	6	51.06
Lifting cost – Abroad without production taxes (US$/barrel)	5.06	5.43	(7)	4.95	5.67	(13)	5.12
Production taxes - Brazil	17,605	10,160	73	6,002	5,401	11	3,548
Royalties	8,919	7,108	25	2,950	2,847	4	2,723
Special participation charges	8,547	2,916	193	3,007	2,507	20	779
Retention of areas	139	136	2	45	47	(4)	46
Production taxes - Abroad	59	680	(91)	13	15	(13)	162

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

RESULT BY BUSINESS SEGMENT

EXPLORATION & PRODUCTION

9M-2017 x 9M-2016	3Q-2017 x 2Q-2017
Gross Profit
Gross profit increased due to higher oil prices and higher production, partially offset by increase in production taxes.	The decrease in gross profit, despite revenues growth, was a result of higher depreciation due to the start-up of P-66 and new wells of Lula as well as higher production taxes.

Operating Income

Operating income reflects higher gross profit and lower expenses with impairment, assets write-off of dry and/or sub commercial wells and drilling rigs idleness.	Decrease in operating income due to lower gross profit and higher judicial provisions.

Operating Results

Production

Domestic crude oil, NGL and natural gas production increased due the start-up of production on new systems: FPSOs Cid. de Caraguatatuba (Lapa field), and P-66 (Lula field) and ramp-ups of FPSOs Cid. De Saquarema and Cid. Maricá both on Lula field.

The production of oil and NGL abroad declined as a result of the sale of Petrobras Argentina in 2016, balanced by the start of production of new wells at Saint Malo and Lucius fields in the USA.

Natural gas production abroad decreased due to the sale of participation in PESA in 2016 and to the lower demand of Bolivian gas from Brazil.

Domestic crude oil and NGL production decreased mainly due to scheduled stops.

Domestic natural gas production increased due to lower interventions on onshore fields compressions systems.

International crude oil and NGL production remained stable.

International natural gas production reduced due to operational reasons in the USA.

Lifting Cost

Lifting cost in US dollar increased mainly due to foreign exchange charges over the costs denominated in Brazilian Real. This result was partially offset by higher production.

Additionally, higher production taxes were caused by higher oil prices and increased production in the pre-salt fields and the impact of the Company’s adherence to the Brazilian Federal Settlement Programs related to production taxes (PRD).

Lifting cost abroad decreased due to the sale of PESA in 2016.

The indicator in US dollar increased due to higher costs associated with lower production.

Additionally, there were higher production taxes caused by the increase in oil prices and adherence to the Brazilian Federal Settlement Programs related to production taxes (PRD).

Lifting cost abroad decreased mainly in the U.S.A, due to lower submarine inspections in the Cascade and Chinook fields.

*Table 03 - Refining, Transportation and Marketing Main Indicators

	R$ million
	Jan-Sep
	2017	2016	2017 x 2016 (%)	3Q-2017	2Q-2017	3Q17 X 2Q17 (%)	3Q-2016
Sales revenues	157,846	163,016	(3)	52,616	51,301	3	53,984
Brazil (includes trading operations abroad)	161,569	164,443	(2)	53,924	52,747	2	55,112
Abroad	4,340	8,286	(48)	1,500	1,877	(20)	2,094
Eliminations	(8,063)	(9,713)	17	(2,808)	(3,323)	15	(3,222)
Gross profit	20,298	39,359	(48)	6,281	6,639	(5)	11,292
Brazil	20,324	39,175	(48)	6,207	6,690	(7)	11,273
Abroad	(26)	184	(114)	74	(51)	245	19
Operating expenses	(6,821)	(13,867)	51	(2,702)	(1,997)	(35)	(7,640)
Brazil	(6,704)	(13,634)	51	(2,673)	(1,967)	(36)	(7,626)
Abroad	(117)	(233)	50	(29)	(30)	3	(14)
Operating income (loss)	13,477	25,492	(47)	3,579	4,642	(23)	3,652
Brazil	13,621	25,541	(47)	3,535	4,723	(25)	3,647
Abroad	(144)	(49)	(194)	44	(81)	154	5
Net income (loss) attributable to the shareholders of Petrobras	10,173	17,600	(42)	2,643	3,470	(24)	2,416
Brazil	10,268	17,646	(42)	2,614	3,523	(26)	2,412
Abroad	(95)	(46)	(107)	29	(53)	155	4
Adjusted EBITDA of the segment*	19,807	37,550	(47)	5,854	6,730	(13)	10,588
Brazil	19,808	37,429	(47)	5,760	6,760	(15)	10,530
Abroad	(1)	121	(101)	94	(30)	413	58
EBITDA margin of the segment (%)*	13	23	(10)	11	13	(2)	20
Capital expenditures of the segment	2,989	3,017	(1)	1,124	1,057	6	1,240
Domestic basic oil products price (R$/bbl)	220.09	229.73	(4)	213.41	219.48	(3)	228.58
Imports (Mbbl/d)	323	399	(19)	336	341	(1)	352
Crude oil import	123	158	(22)	136	139	(2)	154
Diesel import	15	16	(6)	34	10	-	−
Gasoline import	11	33	(67)	13	7	86	7
Other oil product import	174	192	(9)	153	185	(17)	191
Exports (Mbbl/d)	708	510	39	692	654	6	562
Crude oil export	550	356	54	554	487	14	419
Oil product export	158	154	3	138	167	(17)	143
Exports (imports), net	385	111	247	356	313	14	210
Refining Operations - Brazil (Mbbl/d)
Oil products output	1,802	1,913	(6)	1,797	1,798	−	1,862
Reference feedstock	2,176	2,176	−	2,176	2,176	−	2,176
Refining plants utilization factor (%)	77	83	(6)	78	78	−	80
Processed feedstock (excluding NGL)	1,686	1,800	(6)	1,687	1,691	−	1,745
Processed feedstock	1,734	1,846	(6)	1,733	1,745	(1)	1,799
Domestic crude oil as % of total processed feedstock	94	91	3	93	93	−	93
Refining Operations - Abroad (Mbbl/d)
Total processed feedstock	86	132	(35)	91	112	(19)	120
Oil products output	87	134	(35)	90	113	(20)	119
Reference feedstock	100	200	(50)	100	100	−	200
Refining plants utilization factor (%)	82	57	25	87	102	(15)	58
Refining cost - Brazil
Refining cost (US$/barrel)	2.95	2.47	19	2.95	2.86	3	2.68
Refining cost (R$/barrel)	9.35	8.66	8	9.30	9.28	−	8.67
Refining cost - Abroad (US$/barrel)	4.63	3.96	17	4.83	4.18	16	3.87
Sales volume (includes sales to BR Distribuidora and third-parties)
Diesel	661	760	(13)	672	663	1	747
Gasoline	460	486	(5)	450	462	(3)	459
Fuel oil	63	62	2	76	57	33	51
Naphtha	141	146	(4)	133	125	7	156
LPG	238	235	1	251	239	5	250
Jet fuel	113	116	(2)	116	109	6	113
Others	185	204	(10)	188	181	4	214
Total domestic oil products (mbbl/d)	1,861	2,010	(7)	1,886	1,836	3	1,990

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

REFINING, TRANSPORTATION AND MARKETING

9M-2017 x 9M-2016	3Q-2017 x 2Q-2017
Gross Profit

Gross profit decreased due to lower sales margins, mainly of diesel and gasoline, influenced by increase in Brent prices and in domestic oil, as well as reduction in oil products sales volume in the domestic market.

Gross profit decreased due to increase in costs of sales of oil and oil products that were not followed by revenues with oil and oil products, impacted by the lower prices of oil product in the domestic market.

Operating Income

Operating income decreased due to the lower gross profit, partially offset by lower selling expenses with Voluntary Separation Incentive Plan and impairment.	Operating income decreased due to the lower gross profit and higher tax expenses and impairment.

Operating Performance

Imports and Exports of Crude Oil and Oil Products

Net crude oil exports increased as a result of domestic production growth and of decrease in processed volume in refineries, both domestic and imported.

The reduction in net oil products imports, especially diesel and gasoline, is due to lower domestic sales along with the increase in market share of our competitors in the Brazilian market.

Net crude oil exports increased as a result of higher stock sales. The balance of net imports of oil products increased due to lower exports, mainly fuel oil.

Refining Operations

Processed feedstock was lower, mainly due to increase in imports by third parties.	Processed feedstock remained stable.

Refining Cost

Refining cost was higher mainly reflecting a decrease in processed feedstock.	Refining cost remained stable.

Table 04 - Gas & Power Main Indicators

	R$ million
	Jan-Sep
	2017	2016	2017 x 2016 (%)	3Q-2017	2Q-2017	3Q17 X 2Q17 (%)	3Q-2016
Sales revenues	28,093	25,007	12	11,122	9,268	20	7,856
Brazil	27,990	23,602	19	11,069	9,240	20	7,606
Abroad	103	1,405	(93)	53	28	89	250
Gross profit	7,869	6,494	21	2,885	2,541	14	2,520
Brazil	7,854	6,273	25	2,873	2,545	13	2,481
Abroad	15	221	(93)	12	(4)	400	39
Operating expenses	1,646	(4,650)	135	(1,915)	4,449	(143)	(2,670)
Brazil	1,690	(4,570)	137	(1,906)	4,475	(143)	(2,631)
Abroad	(44)	(80)	45	(9)	(26)	65	(39)
Operating income (loss)	9,515	1,844	416	970	6,990	(86)	(150)
Brazil	9,544	1,703	460	967	7,020	(86)	(150)
Abroad	(29)	141	(121)	3	(30)	110	−
Net income (loss) attributable to the shareholders of Petrobras	6,289	1,239	408	665	4,603	(86)	(63)
Brazil	6,231	994	527	629	4,599	(86)	(84)
Abroad	58	245	(76)	36	4	800	21
Adjusted EBITDA of the segment*	4,728	5,522	(14)	1,589	883	80	2,033
Brazil	4,733	5,330	(11)	1,584	893	77	2,004
Abroad	(5)	192	(103)	5	(10)	-	29
EBITDA margin of the segment (%)*	17	22	(5)	14	10	4	26
Capital expenditures of the segment**	3,028	987	207	578	1,116	(48)	336
Physical and financial indicators - Brazil
Electricity sales (Free contracting market - ACL) - average MW	792	845	(6)	819	797	3	807
Electricity sales (Regulated contracting market - ACR) - average MW	3,058	3,172	(4)	3,058	3,058	−	3,172
Generation of electricity - average MW	2,930	2,106	39	4,068	2,682	52	1,872
Electricity price in the spot market - Differences settlement price (PLD) - R$/MWh	293	88	233	435	286	52	117
LNG imports (Mbbl/d)	28	42	(33)	32	37	(14)	19
Natural gas imports (Mbbl/d)	145	183	(21)	169	146	16	181

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

** The higher capital expenditure on Gas & Power segment is due to the implementation of Rota 3 Pipeline Project and to the reclassification of investments in the Pre-Salt pipelines, which were considered in the E&P segment until 2016.

GAS & POWER

9M-2017 x 9M-2016	3Q-2017 x 2Q-2017
Gross Profit
Gross profit was higher due to higher natural gas sales and to the increase in the participation of national gas in the sales mix.	The increase of gross profit was due to higher margins with energy sales.

Operating Income

Operating income increased due to the higher gross profit, as well as to the gain with the sale of Company’s interest in NTS and lower impairment.	Operating income decreased due to gains with the sale of Company’s interest in NTS in the 2Q-2017.

Operating Performance

Physical and Financial Indicators

The increase in the national gas supply led to reduction in imports of natural gas from Bolivia and of LNG.

Electric generation rose due to the reduction in hydrologic volume, which led to higher prices in the spot market.

Natural gas sales increased, mainly due to higher thermoelectric demand, which led to higher imports from Bolivia.

Electric generation rose due to the reduction in hydrologic volume, which led to higher prices in the spot market.

Table 05 - Distribution Main Indicators

	R$ million
	Jan-Sep
	2017	2016	2017 x 2016 (%)	3Q-2017	2Q-2017	3Q17 X 2Q17 (%)	3Q-2016
Sales revenues	63,914	73,749	(13)	22,675	20,327	12	24,300
Brazil	60,701	64,877	(6)	21,603	19,258	12	21,794
Abroad	3,213	8,872	(64)	1,072	1,069	−	2,506
Gross profit	4,737	5,517	(14)	1,868	1,326	41	1,773
Brazil	4,461	4,574	(2)	1,771	1,238	43	1,517
Abroad	276	943	(71)	97	88	10	256
Operating expenses	(2,902)	(5,351)	46	(950)	(967)	2	(1,827)
Brazil	(2,757)	(4,372)	37	(890)	(935)	5	(1,327)
Abroad	(145)	(979)	85	(60)	(32)	(88)	(500)
Operating income (loss)	1,835	166	1005	918	359	156	(54)
Brazil	1,704	202	744	880	304	189	190
Abroad	131	(36)	464	38	55	(31)	(244)
Net income (loss) attributable to the shareholders of Petrobras	1,211	131	824	607	235	158	(28)
Brazil	1,125	185	508	583	198	194	223
Abroad	86	(54)	259	24	37	(35)	(251)
Adjusted EBITDA of the segment*	2,184	894	144	1046	459	128	389
Brazil	2,040	527	287	997	414	141	297
Abroad	144	367	(61)	49	45	9	92
EBITDA margin of the segment (%)*	3	1	2	5	2	3	2
Capital expenditures of the segment	229	330	(31)	82	77	6	110
Market share - Brazil	30.0%	31.3%	(1.3)%	30.4%	29.7%	0.7%	30.7%
Sales Volumes - Brazil (Mbbl/d)
Diesel	298	320	(7)	314	295	6	332
Gasoline	188	190	(2)	185	191	(3)	187
Fuel oil	49	52	(6)	64	39	64	43
Jet fuel	51	50	2	52	48	8	50
Others	86	104	(17)	82	87	(6)	107
Total domestic oil products	672	716	(6)	697	660	6	719

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

DISTRIBUTION

9M-2017 x 9M-2016	3Q-2017 x 2Q-2017
Gross Profit

The decrease in gross profit reflected lower sales volumes, caused by reduction in sales to thermoelectric plants, as well as to higher participation of third parties, which was partially offset by higher distribution margins.

The increase in gross profit reflected higher distribution margins in gasoline and diesel, due to stock sales that had lower costs associated with higher volumes.

Operating Income

Operating income increased, reflecting the losses suffered in 2016 with receivables from the electricity sector and with administrative and judicial claims.	Operating income increased mainly due to higher gross profit.

Operating Performance

The market share reduction in the period ending at August, 31st, 2017, compared to the same period of last year, is mainly due to the decrease of 25,2% in the sales volume to thermoelectric plants, due to lower demand for oil. Besides that, there was an increase in competition in the oil products market with increase in imports from third parties.

Market share refers to July and August.

Liquidity and Capital Resources

Table 06 - Liquidity and Capital Resources

	R$ million
	Jan-Sep
	2017	2016	3Q-2017	2Q-2017	3Q-2016
Adjusted cash and cash equivalents* at the beginning of period	71,664	100,887	81,287	63,783	65,370
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(2,556)	(3,042)	(3,317)	(2,909)	(2,430)
Cash and cash equivalents at the beginning of period	69,108	97,845	77,970	60,874	62,940
Net cash provided by (used in) operating activities	66,900	66,130	24,022	19,653	26,715
Net cash provided by (used in) investing activities	(22,910)	(33,168)	(11,599)	(3,049)	(7,891)
Capital expenditures, investments in investees and dividends received	(29,444)	(36,346)	(9,288)	(10,299)	(10,267)
Proceeds from disposal of assets (divestment)	9,458	2,402	3	7,582	2,388
Investments in marketable securities	(2,924)	776	(2,314)	(332)	(12)
(=) Net cash provided by operating and investing activities	43,990	32,962	12,423	16,604	18,824
Net financings	(35,944)	(49,041)	(12,457)	(2,257)	(11,942)
Proceeds from long-term financing	72,082	43,707	28,094	30,960	11,028
Repayments	(108,026)	(92,748)	(40,551)	(33,217)	(22,970)
Dividends paid to non- controlling interest	(479)	(165)	(69)	(410)	−
Acquisition of non-controlling interest	(194)	34	(52)	(12)	(155)
Effect of exchange rate changes on cash and cash equivalents	(2,050)	(11,575)	(3,384)	3,171	393
Cash and cash equivalents at the end of period	74,431	70,060	74,431	77,970	70,060
Government bonds and time deposits with maturities of more than 3 months at the end of period	5,744	2,542	5,744	3,317	2,542
Adjusted cash and cash equivalents* at the end of period	80,175	72,602	80,175	81,287	72,602
Reconciliation of Free Cash Flow
Net cash provided by (used in) operating activities	66,900	66,130	24,022	19,653	26,715
Capital expenditures, investments in investees and dividends received	(29,444)	(36,346)	(9,288)	(10,299)	(10,267)
Free cash flow*	37,456	29,784	14,734	9,354	16,448

As of September 30, 2017, the balance of cash and cash equivalents was R$ 74,431 million and the balance of adjusted cash and cash equivalents was R$ 80,175 million. Our principal uses of funds in 9M-2017 were for repayment of financing (and interest payments) and for capital expenditures. We met these requirements with cash provided by operating activities of R$ 66,900 million and with proceeds from financing of R$ 72,082 million and proceeds from divestments of R$ 9,458 million. The balance of adjusted cash and cash equivalents was positively impacted in 9M-2017 by the investment in British Treasury bonds (R$ 2,064 million) in September 2017 and the foreign exchange effect to the foreign financial investments.

Net cash provided by operating activities of R$ 66,900 million was mainly generated by (i) the reduction in import costs due to lower sales in Brazil, and higher share of national oil in the processed feedstock and of domestic gas in the sales mix, and (ii) higher export volumes of crude oil and oil products and higher prices. These factors were partially offset by higher production taxes.

Capital expenditures totaled R$ 29,444 million in 9M-2017, a decrease of 19% compared to 9M-2016, being 85% in E&P business segment.

Free Cash Flow* was positive, amounting to R$ 37,456 million in 9M-2017, 1.3 times 9M-2016.

From January to September 2017, proceeds from financing amounted to R$ 72,082 million: with highlights to. (i) Global notes were issued in international capital markets in the amount of R$ 32,695 million (US$ 10,256 million), with maturities at 2022, 2025, 2027, 2028 and 2044; (ii) issuance of corporate bonds in the local market with maturities at 2022 and 2024 in the amount of R$ 4.989 million and (iii) funds raised in domestic and international banking market. of R$ 27,663 million with average maturities of approximately 5 years.

The Company paid debts (principal and interest) in the total amount of R$ 108,26 million, mainly attributable to: (i) repurchase of R$ 24,356 million (US$ 7,569 million) of Petrobras’s existing series of global notes with maturities between 2018 and 2021; (ii) pre-payment of banking loans in the amount of R$ 39,682 million with national and international banks; and (iii) pre-payment of debt with BNDES (R$ 4,942 million).

The Company also rolled-over debts, especially through: (i) exchange of R$ 21,217 million (US$ 6,768 million) in Global notes issued in international capital markets, with maturities between 2019 and 2021 to new Global notes in the amount of R$ 23,815 million (US$ 7,597 million) with maturities at 2025 and 2028; and (ii) maturity extension of R$ 5,486 million (US$ 1,750 million) of debts with international banks, from maturities at 2018 and 2020 to maturities ranging from 2020 to 2022.

Repayments of principal and interest totaled R$ 108,026 million in 9M-2017 and the nominal cash flow (cash view), including principal and interest payments, by maturity, is set out in R$ million, below:

Table 07 - Nominal cash flow including principal and interest payments

	Consolidated
Maturity	2017	2018	2019	2020	2021	2022 and thereafter	09.30.2017	12.31.2016
Principal	5,555	20,539	39,421	36,133	41,669	219,554	362,871	390,227
Interest	5,213	20,005	19,096	16,888	14,553	120,317	196,072	190,352
Total	10,768	40,544	58,517	53,021	56,222	339,871	558,943	580,579

*

* See reconciliation of Adjusted Cash and Cash Equivalents in Net debt and definition of Adjusted Cash and Cash Equivalents and Free Cash Flow in glossary.

Consolidated debt

Gross debt in Brazilian Reais decreased by 7% when compared to December 31, 2016, mainly as a result repayments of principal and interest and by 2.8% real appreciation. Net debt reduced 11%.

Current debt and non-current debt include finance lease obligations of R$ 83 million and R$ 705 million as of September 30, 2017, respectively (R$ 59 million and R$ 736 million on December 31, 2016).

The weighted average maturity of outstanding debt reached 8.36 years as of September 30, 2017 (compared to 7.46 years as of December 31, 2016).

The ratio between net debt and the LTM Adjusted EBITDA* decreased from 3.54 as of December 31, 2016 to 3.16 as of September 30, 2017 due to the reduction in debt.

Table 08 - Consolidated debt in reais

	R$ million
	09.30.2017	12.31.2016	Δ%
Current debt	23,429	31,855	(26)
Non-current debt	335,983	353,929	(5)
Total	359,412	385,784	(7)
Cash and cash equivalents	74,431	69,108	8
Government securities and time deposits (maturity of more than 3 months)	5,744	2,556	125
Adjusted cash and cash equivalents*	80,175	71,664	12
Net debt*	279,237	314,120	(11)
Net debt/(net debt+shareholders' equity) - Leverage	51%	55%	(4)
Total net liabilities*	723,695	733,281	(1)
(Net third parties capital / total net liabilities)	63%	66%	(3)
Net debt/LTM Adjusted EBITDA ratio*	3.16	3.54	(11)
Average interest rate (% p.a.)	5.9	6.2	(3)
Net debt/LTM OCF ratio*	3.08	3.50	(12)

Table 09 - Consolidated debt in dollar

	U.S.$ million
	09.30.2017	12.31.2016	Δ%
Current debt	7,395	9,773	(24)
Non-current debt	106,056	108,597	(2)
Total	113,451	118,370	(4)
Net debt	88,143	96,381	(9)
Weighted average maturity of outstanding debt (years)	8.36	7.46	0.90

* Table 10 - Consolidated debt by rate, currency and maturity

	R$ million
	09.30.2017	12.31.2016	Δ%
Summarized information on financing
By rate
Floating rate debt	183,069	208,525	(12)
Fixed rate debt	175,555	176,464	(1)
Total	358,624	384,989	(7)
By currency
Brazilian Real	76,896	78,788	(2)
US Dollars	257,028	276,876	(7)
Euro	16,688	21,637	(23)
Other currencies	8,012	7,688	4
Total	358,624	384,989	(7)
By maturity
2017	8,927	31,796	(72)
2018	21,591	36,557	(41)
2019	38,912	68,112	(43)
2020	36,069	53,165	(32)
2021	41,172	61,198	(33)
2022 on	211,953	134,161	58
Total	358,624	384,989	(7)

* See definition of Adjusted Cash and Cash Equivalents, Net Debt, Total Net Liabilities, LTM Adjusted EBITDA, LTM OCF and Leverage in glossary and reconciliation in Reconciliation of LTM Adjusted EBITDA and of LTM OCF.

ADDITIONAL INFORMATION

1.	Reconciliation of Adjusted EBITDA

Our Adjusted EBITDA is a performance measure computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization). Petrobras presents the EBITDA according to Instrução CVM nº 527 of October 4, 2012, adjusted by items not considered as part of Company’s primary business, which include results in equity-accounted investments, impairment, cumulative foreign exchange adjustments reclassified to the income statement and results from disposal and write-offs of assets.

The LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA and represents an alternative measure to our net cash provided by operating activities. This measure is used to calculate the metric Net Debt/LTM Adjusted EBITDA, which is established in the Business Plan 2017-2021, to support management’s assessment of liquidity and leverage.

EBITDA, Adjusted EBITDA and LTM Adjusted EBITDA are not defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of Adjusted EBITDA by other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS. These measures must be considered in conjunction with other measures and indicators for a better understanding of the Company's operational performance and financial conditions.

Table 11 - Reconciliation of Adjusted EBITDA

	R$ million
	Jan-Sep
	2017	2016	2017 X 2016 (%)	3Q-2017	2Q-2017	3Q17 X 2Q17 (%)	3Q-2016
Net income (loss)	5,749	(15,805)	136	650	292	123	(16,323)
Net finance income (expense)	24,001	21,876	10	7,411	8,835	(16)	7,122
Income taxes	8,953	(125)	7,262	155	6,478	(98)	(971)
Depreciation, depletion and amortization	32,033	37,314	(14)	10,885	10,382	5	12,716
EBITDA	70,736	43,260	64	19,101	25,987	(26)	2,544
Share of earnings in equity-accounted investments	(1,665)	(646)	(158)	(438)	(615)	29	140
Impairment losses / (reversals)	351	16,770	(98)	144	228	(37)	15,292
Realization of cumulative translation adjustment	116	3,627	(97)	−	−	−	3,627
Gains/ losses on disposal/ write-offs of non-current assets(*)	(5,967)	894	(767)	416	(6,506)	106	659
Adjusted EBITDA	63,571	63,905	(1)	19,223	19,094	1	22,262
Adjusted EBITDA margin (%)	31	30	1	27	29	(2)	32
2.	Reconciliation of LTM Adjusted EBITDA

Table 12 - Reconciliation of LTM Adjusted EBITDA

	R$ million
	Last 12 months (LTM) until
	30.09.2017	31.12.2016
Net income (loss)	8,509	(13,045)
Net finance income (expense)	29,310	27,185
Income taxes	11,420	2,342
Depreciation, depletion and amortization	43,262	48,543
EBITDA	92,501	65,025
Share of earnings in equity-accounted investments	(390)	629
Impairment losses / (reversals)	3,878	20,297
Realization of cumulative translation adjustment	182	3,693
Gains/ losses on disposal/ write-offs of non-current assets(*)	(7,812)	(951)
Adjusted EBITDA	88,359	88,693
Income Tax	(11,420)	(2,342)
Allowance of impairment of other receivables	4,181	3,843
Change in Accounts receivables	(5,244)	397
Change in inventory	260	(2,010)
Change in suppliers	932	(4,154)
Change in deferred income tax, social contribution	6,103	(3,280)
Change in tax and contributions	7,609	1,932
Others	(136)	6,630
Funds generated by operating activities (OCF)	90,644	89,709

*

* Includes results with disposal and write-offs of assets and re-measurement of remaining interests at fair value.

ADDITIONAL INFORMATION

3.	Impact of our Cash Flow Hedge policy

Table 13 - Impact of our Cash Flow Hedge policy

	R$ million
	Jan-Sep
	2017	2016	2017 x 2016 (%)	3Q-2017	2Q-2017	3Q17 X 2Q17 (%)	3Q-2016
Total inflation indexation and foreign exchange variation	4,184	42,566	(90)	7,421	(8,388)	188	(2,189)
Deferred Foreign Exchange Variation recognized in Shareholders' Equity	(5,491)	(41,294)	87	(7,773)	7,741	(200)	2,184
Reclassification from Shareholders’ Equity to the Statement of Income	(7,375)	(7,534)	2	(2,569)	(2,371)	(8)	(2,137)
Net Inflation indexation and foreign exchange variation	(8,682)	(6,262)	(39)	(2,921)	(3,018)	3	(2,142)

The reclassification of foreign exchange variation expense from Shareholders’ Equity to the Income Statement in the 9M-2017 was R$ 7,375 million, a reduction of 2% compared to the 9M-2016 due to the exchange rate.

The higher reclassification of foreign exchange variation expense from OCI to the Statement of Income in the 3Q-2017 was R$ 2,569 million, compared to the 2Q-2017 (R$ 2,371 million), mainly as a result of the occurrence of hedged transactions (exports hedged by debt denominated in U.S. dollars), with higher spread of foreign exchange rate (R$/US$) between the date the cash flow hedge relationship was designated and the date the export transactions were made.

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the income statement may occur as a result of changes in forecast export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2017-2021 Business and Management Plan (Plano de Negócios e Gestão – PNG), a R$ 3 million reclassification adjustment from equity to the income statement would occur.

The expected annual realization of the foreign exchange variation balance in shareholders’ equity, on September 30, 2017, is set out below:

Table 14 - Expectation of exports volumes realization

	Consolidated
	2017	2018	2019	2020	2021	2022	2023	2024 a 2027	Total
Expected realization	(2,628)	(10,370)	(6,945)	(4,809)	(3,862)	(4,413)	(1,748)	9,583	(25,192)

ADDITIONAL INFORMATION

4.	Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to foreign exchange rate variation, for which the main gross exposures are the Brazilian Real relative to the U.S. dollar and the U.S. dollar relative to the Euro. Beginning in mid-May 2013, the Company extended the use of hedge accounting to hedge highly probable future exports.

The Company designates hedging relationships between exports and its long-term debt obligations (denominated in U.S. dollars) to, simultaneously, recognize the effects of the existing natural foreign exchange hedge between those operations in its financial statements. Through the extension of the hedge accounting practice, foreign exchange gains or losses, generated by foreign exchange variation, are recognized in our shareholders’ equity and will only affect the statement of income at the moment of future exports realization.

During 9M-2017, Petrobras, through its affiliate Petrobras Global Trading B.V. (PGT), made a cross currency swap derivative, aiming to protect the exposure to pounds against U.S. dollar, in view of the bond with notional value of GBP 700 million and maturity to December, 2026. The Company does not have the intention to liquidate those transactions before the maturity date.

The balances of assets and liabilities in foreign currency of our foreign subsidiaries are not included in our foreign exchange rate variation exposure below when transacted in a currency equivalent to their respective functional currencies.

As of September 30, 2017, the Company had a net liability exposure to foreign exchange rates, of which the main exposure is the relationship between the U.S. dollar and the euro.

Table 15 - Assets and Liabilities subject to exchange variation

ITEMS	R$ million
	09.30.2017	12.31.2016
Assets	35,749	44,303
Liabilities	(235,947)	(271,531)
Hedge Accounting	178,338	201,292
Cross Currency Swap	2,972	−
Total	(18,888)	(25,936)

Table 16 - Assets and Liabilities subject to exchange variation by currency

BY CURRENCY	R$ million
	09.30.2017	12.31.2016
Real/ U.S. Dollars	(726)	2,402
Real/ Euro	(129)	(149)
Real/ Pound Sterling	(74)	(56)
U.S. Dollars/ Yen	(454)	(599)
U.S. Dollars/ Euro	(16,385)	(21,453)
U.S. Dollars/ Pound Sterling*	(1,120)	(6,081)
Total	(18,888)	(25,936)

Table 17 - Foreign exchange and inflation indexation charges

	R$ million
	Jan-Sep
Foreign exchange and inflation indexation charges	2017	2016	2017 x 2016 (%)	3Q-2017	2Q-2017	3Q17 X 2Q17 (%)	3Q-2016
Foreign exchange variation Dollar x Euro	(2,079)	(974)	(113)	(611)	(1,171)	48	(441)
Foreign exchange variation Real x Dollar	(86)	526	(116)	(132)	245	(154)	(3)
Foreign exchange variation Dollar x Pound Sterling	(240)	1,098	(122)	(59)	(117)	50	128
Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	(7,375)	(7,534)	2	(2,569)	(2,371)	(8)	(2,137)
Foreign exchange variation Real x Euro	(20)	(230)	91	35	(54)	165	(4)
Others	1,118	852	31	415	450	(8)	315
Net Inflation indexation and foreign exchange variation	(8,682)	(6,262)	(39)	(2,921)	(3,018)	3	(2,142)

ADDITIONAL INFORMATION

5.	Special Items

Table 18 – Special items

R$ million
For the nine month period ended September 30,
2017	2016		Items of Income Statement	3Q-2017	2Q-2017	3Q-2016

6,007	671	Gains (losses) on Disposal of Assets	Other income (expenses)	(751)	6,816	673
756	(3,685)	Voluntary Separation Incentive Plan – PIDV	Other income (expenses)	87	394	(2,472)
154	227	Amounts recovered - relating to Lava Jato Operation Gains / (losses) on decommissioning of returned/abandoned areas capitalized"	Other income (expenses)	65	89	148
−	3,242	Gains / (losses) on decommissioning of returned/abandoned areas		−	−	3,243
(116)	(3,627)	Cumulative translation adjustment - CTA	Other income (expenses)	−	−	(3,627)
(177)	(51)	State Tax Amnesty Program	Other taxes	(48)	(129)	−
(307)	(1,215)	Impairment of trade receivables from companies in the isolated electricity system	Selling expenses	(235)	(181)	(269)
(403)	(17,187)	Impairment of assets and investments	Several	(222)	(140)	(15,709)
(894)	−	Vitória 10.000 drillship	Other income (expenses)	(76)	(818)	−
(965)	(3,068)	(Losses)/Gains on legal proceedings	Other income (expenses)	(1,061)	741	(2,202)
(4,416)	−	Impacts of Brazilian federal settlement programs on Income Taxes	Income Taxes	(85)	(4,331)	−
(5,002)	−	Brazilian federal settlement programs	Several	(1,030)	(3,972)	−
(5,363)	(24,693)	Total		(3,356)	(1,531)	(20,215)

Impact of the impairment of assets and investments on the Company´s Income Statement:
(351)	(16,770)	Impairment		(144)	(228)	(15,292)
(52)	(417)	Share of earnings in equity-accounted investments		(78)	88	(417)
(403)	(17,187)	Impairment of assets and investments		(222)	(140)	(15,709)

These special items are related to the Company’s businesses and based on Management’s judgment have been highlighted and are presented as additional information to provide a better understanding of the Company’s performance. These items are presented when relevant and do not necessarily occur in all periods.

5.1   Impacts of Brazilian Federal settlement programs within statement of income

Table 19 – Impacts of Brazilian Federal settlement programs (PRT, PERT and PRD) within statement of income

	R$ million
	PRT (*)	PERT	PRD	Total
Cost of Sales	−	−	(412)	(412)
Tax expense	(544)	(1,944)	(80)	(2,568)
Net Financial expenses	(802)	(994)	(226)	(2,022)
Income Taxes - infraction notifications	(314)	(1,815)	−	(2,129)
Total adherence with reduction	(1,660)	(4,753)	(718)	(7,131)
PIS/COFINS effect over the amnesty value	−	(146)	(21)	(167)
Income Taxes - fiscal benefit by net deductibility	(164)	815	220	871
Other operating expenses -reversal of provision*	1,560	24	−	1,584
Net adherence with fiscal effects	(264)	(4,060)	(519)	(4,843)
Income Taxes - reversal of tax losses (2012 to 2017)	−	(2,287)	−	(2,287)
Impacts within the statement of income	(264)	(6,347)	(519)	(7,130)

(*) A portion of this provision was recognized within the statement of income in the first quarter 2017 in the amount of R$ 627 million.

ADDITIONAL INFORMATION

6. Results of Operations of 3Q-2017 compared to 2Q-2017:

Sales revenues of R$ 71,822 million, a 7% increase when compared to the 2Q-2017 (R$ 66,996 million), mainly due to:

•	A 8% increase in domestic revenues (R$ 4,410 million), mainly as a result of:
✓

Increased domestic oil product sales (R$ 1,566 million), mainly of diesel (R$ 1,081 million), due to seasonal consumption, higher in the 3Q-2017 due to the planting of summer grain crop and to the industrial activity;

✓	Higher electricity revenues (R$ 1,414 million) due to increased thermoelectric dispatch and higher prices in the spot market;
✓	Increased domestic average oil product prices (R$ 713 million), mainly as a result of reviews of diesel (R$ 456 million) and LPG (R$ 205 million) prices; and
✓	Increased natural gas sales due to increased thermoelectric demand, partially offset by lower average price.
•	Higher export revenues (R$ 331 million), as a result of:
✓	Increased crude oil sales volume, due to inventory realization, partially offset by lower average realization prices (R$ 680 million); and
✓	Decreased oil product volume (R$ 410 million), mainly of fuel oil, due to the domestic demand.

Cost of sales of R$ 50,585 million increased 11% compared to the 2Q-2017 (R$ 45,627 million), reflecting:

•	Increased electricity expenses due to higher thermoelectric dispatches with increased prices in the spot market; and
•	Higher oil product sales volumes and higher exports, with increased expenses with depreciation and third party services in the oil production.

General and administrative expenses of R$ 2,451 million, 10% higher than the 2Q-2017 (R$ 2,221 million), mainly as a result of increased third-party services expenses.

Other taxes were R$ 1,013 million, R$ 2,056 million lower compared to the 2Q-2017 (R$ 3,069 million), mainly as a result of the Company’s decision to adhere, mostly in 2Q-2017, to the Tax Settlement Programs (Programas de Regularização Tributária) (R$ 2,108 million) partially offset by the Brazilian Federal Settlement Program (PRD)(R$ 80 million), in September/2017..

Other operating expenses of R$ 4,518 million, compared to other operating income of R$ 4,180 million in the 2Q-2017 (a variation of R$ 8,698 million), as a result of:

•

Gain on the sale of the Company’s interest in Nova Transportadora do Sudeste (NTS) (R$ 6,279 million) and on the fair value remeasurement of the remaining assets (R$ 698 million), both in the 2Q-2017; and

•	Higher provision for legal, administrative and arbitral proceedings (R$ 1,641 million), mainly due to:
✓	Arbitration decision issued by the International Chamber of Commerce against PNBV, regarding the construction of P-62 platform (R $ 425 million);
✓	Contingencies related to the difference on the measurement criteria of the special participation on Urucu field (R$ 332 million); and
✓	Contingencies related to fines for measurements with the ANP (R$ 293 million).

Net finance expense of R$ 7,411 million, a 16% decrease compared to the 2Q-2017 (R$ 8,835 million), due to:

•	Decreased finance expenses in R$ 1,637 million, due to adherence to the Brazilian Federal Settlement Programs (Programas de Regularização de Débitos Federais):
✓	PRT and PERT in the 2Q-2017 (R$ 1,674 million);
✓	PRD (R$ 266 million) in 3Q-2017; and
✓	PERT related to subsidiaries (R$ 122million) in 3Q-2017.
•	Lower foreign exchange and inflation indexation charges in R$ 97 million, generated by:
✓	Decreased depreciation of the U.S. dollar against the Euro on the Company’s net debt in the 3Q-2017, compared to the 2Q-2017 (R$ 560 million);
✓

Negative foreign exchange variation of R$ 132 million due to the appreciation of the Brazilian Real over the exposure of assets in U.S. dollar in the 3Q-2017, compared to the positive foreign exchange variation of R$ 245 million due to the 4.4% depreciation of real versus U.S. dollar in the 2Q-2017 (R$ 376 million);

✓	Higher reclassification of cumulative foreign exchange variation from shareholders’ equity to net income due to occurred exports designated for cash flow hedge accounting (R$ 199 million); and
✓	Lower U.S. dollar depreciation against the net exposure to the pound in the 3Q-2017 compared to the 2Q-2017 (R$ 58 million).

Income taxes (corporate income tax and social contribution) were R$ 155 million in the 3Q-2017, R$ 6,323 million lower compared to the 2Q-2017 (R$ 6,478 million), mainly as a result of the Company’s decision to adhere to the Tax Settlement Programs (Programas de Regularização Tributária) in the 2Q-2017 and also to the taxable income of the periods (see Note 20.6).

Negative result with non-controlling shareholders of R$ 384 million (was positive R$ 24 million in 2Q-2017), reflecting exchange rate effect in the debt of structured entities in the respective periods.

ADDITIONAL INFORMATION

7. Results of Operations of 9M-2017 compared to 9M-2016:

Sales revenues of R$ 207,183 million, a 2% decrease when compared to 9M-2016 (R$ 212,100 million), due to:

•	Decreased domestic revenues (R$ 7,784 million), as a result of:
✓	Lower oil products revenues, due to increase in imports from third parties, mainly for diesel (R$ 6,962 million) and gasoline (R$ 1,269 million);
✓	Lower oil products average prices, mainly due to the decrease of diesel (R$ 3,087 million) and gasoline (R$ 1,387 million) prices, partially offset by higher average prices of other oil products; and
✓	Increased electricity revenues (R$ 2,860 million), due to higher thermoelectric dispatches, at higher prices in the spot market, as a result of worse hydrological conditions.
✓	Higher natural gas sales with higher prices (R$ 1,411 million).
•	Lower revenues from operations abroad (R$ 9,202 million), due to the disposal of interests in Petrobras Argentina S.A. (PESA) and in Petrobras Chile Distribución Ltda (PCD); and
•

Higher export revenues (R$ 12,069 million), mainly due to the increase in crude oil volume exported as a result of a higher domestic production along with the lower domestic demand. The higher international prices of crude oil and oil product was also a contributing factor to the increase in export revenues.

Cost of sales were R$ 140,791 million, a 3% decrease compared to the 9M-2016 (R$ 144,934 million), reflecting:

•	Lower import costs of oil and oil products due to the increase in domestic crude oil share on the feedstock processed and the lower oil product sales volume in the domestic market;
•	Lower import costs of natural gas due to higher share of domestic natural gas on sales mix;
•	Decreased costs from operations abroad mainly attributable to the sale of PESA and Petrobras Chile.
•	Decreased depreciation expenses, as a result of higher impairment provision expenses occurred in 9M-2016, compared to 9M-2017;
•	Higher production taxes due to the increase in international prices and higher crude oil export volume; and
•	Increased electricity expenses, as a result of higher prices in the spot market.

Selling expenses were R$ 10,516 million, a 2% decrease compared to 9M-2016 (R$ 10,774 million), mainly due to:

•	Decreased allowance for impairment of trade receivables, mainly from companies of the electricity sector (R$ 1,097 million);
•	Lower freight expenses, due to the appreciation of the Brazilian Real against the U.S. dollar and to decreased domestic sales volume;
•	The effect of the sale of Petrobras Chile Distribuición and PESA ( R$ 472 million); and
•	The sale of NTS that generated increased transportation charges from the rental of gas pipelines from third parties (R$ 2.082 million).

General and administrative expenses were R$ 6,979 million in 9M-2017, a 18% decrease compared to R$ 8,537 million in 9M-2016, mainly due to lower personnel expenses, attributable to the separations of employees due to the Voluntary Separation Incentive Plan 2014/2016 and to lower third-party service expenses.

Other taxes were R$ 4,373 million, which were R$ 2,773 million higher compared to 9M-2016 (R$ 1,600 million), mainly as a result of the Company’s decision to adhere to the Tax Settlement Programs (R$ 2,568 million) and to the State Tax Amnesty Program (R$ 126 million).

Exploration costs were R$ 1,570 million in 9M-2017, a 66% decrease compared to 9M-2016 (R$ 4.647 million), mainly due to lower exploration expenditures written off as dry hole or sub-commercial wells (R$ 2.585 million).

Impairment of assets were R$ 351 million in 9M-2017, a 98% decrease compared to R$ 16,770 million in 9M-2016, mainly due to the review, in the 3Q-2016, of some inputs, such as Brent prices, FX rate and capital expenditures projects, of the 2017-2021 Company’s Business and Management Plan (Plano de Negócios e Gestão – PNG). For more information about impairment of assets, see Note 13.1.2 to the Company´s interim consolidated financial statements.

Other operating expenses of R$ 4,254 million in 9M-2017, R$ 13,783 million lower compared to other operating expenses of R$ 18,037 million in 9M-2016, mainly due to:

•	Gain on the sale of the Company’s interest in Nova Transportadora do Sudeste (NTS) (R$ 6,279 million) and on the fair value remeasurement of the remaining assets (R$ 698 million);
•

Lower Voluntary Separation Incentive Plan (PIDV) expenses (R$ 4,441 million), due to the partial reversion of PIDV provision, due to cancellation of enrollments by some employees  in 9M-2017 (R$ 756 million), compared to the PIDV expenses in 9M-2016 (R$ 3,685 million);

•

Decreased reclassification of foreign exchange losses of R$ 3,511 million, mainly generated by the foreign exchange depreciation from Shareholders’ Equity to the Statement of Income (related to cumulative translation adjustment),  due to the disposal of PESA in the 3Q-2016 (R$ 3,627 million);

•

Lower losses on legal proceedings (R$ 2,528 million), mainly impacted by the reversion of provision for legal proceedings in respect of tax claims, following the Company’s decision to adhere to the Tax Settlement Programs (Programas de Regularização de Tributos Federais) in the 2Q-2017 (R$ 933 million)  and by the effect of the provision of individual lawsuits expenses against Petrobras in New York in the 3Q-2016 (R$ 1,182 million); and

•	Gains on decommissioning of returned/abandoned areas of R$ 3,242 million in the 3Q-2016, as a result of higher discount rate and the appreciation of the Brazilian Real against the U.S. dollar.

Net finance expense was R$ 24,001 million, a 10% increase when compared to 9M-2016 (R$ 21,876 million), due to:

•	Higher foreign exchange and inflation indexation charges on the net debt (R$ 2,420 million), generated by:

✓

Foreign exchange losses of R$ 240 million driven by the impact of a 8.2% depreciation of the U.S. dollar against the Pound Sterling on the Company’s net debt in 9M-2017, compared to the foreign exchange gains of R$ 1,098 million due to the 12.2%  appreciation on the net debt in 9M-2016 (R$ 1,338 million);

✓	Higher depreciation of the U.S. dollar against the Euro on the Company’s net debt in 9M-2017, compared to 9M-2016 (R$ 1,105 million);
✓

Foreign exchange losses of R$ 86 million driven by the impact of a 2.8% appreciation of the Brazilian Real against the U.S. dollar over the positive exposure in U.S. dollar in 9M-2017, compared to the foreign exchange gains of R$ 526 million due to the 16.9% appreciation of the Brazilian Real against the U.S. dollar on the net debt in 9M-2016 (R$ 612 million);

✓	Foreign exchange gains due to lower Brazilian Real x Euro exposure (R$ 210 million); and
✓	Lower reclassification of cumulative foreign exchange variation from shareholders’ equity to net income due to occurred exports designated for cash flow hedge accounting (R$ 159 million).
•	Lower finance expenses in R$ 411 million, mainly due to:
✓	Decreased financing expenses, due to prepaid amounts (R$ 2,319 million); and
✓	Finance charges arisen from the Company’s decision to adhere to the Tax Settlement Programs (Programas de Regularização de Tributos Federais) in 9M-2017 (R$ 2,022 million).

Results in equity-accounted investments were R$ 1,665 million in 9M-2017, a R$ 1,019 million increase compared to the 9M-2016 (R$ 646 million), mainly due to the higher income of associates.

Income taxes expenses were R$ 8,953 million in 9M-2017, compared to a credit of income taxes of R$ 125 million in 9M-2016, mainly as a result of the Company’s decision to adhere to the Tax Settlement Programs (Programas de Regularização de Tributos Federais) and also to the taxable income/(losses) of the periods. For more information about income taxes expenses, see Note 20.6 to the Company´s interim consolidated financial statements.

FINANCIAL STATEMENTS

Income Statement - Consolidated

	R$ million
	Jan-Sep
	2017	2016	3Q-2017	2Q-2017	3Q-2016
Sales revenues	207,183	212,100	71,822	66,996	70,443
Cost of sales	(140,791)	(144,934)	(50,585)	(45,627)	(47,106)
Gross profit	66,392	67,166	21,237	21,369	23,337

Selling expenses	(10,516)	(10,774)	(4,237)	(3,889)	(3,333)
General and administrative expenses	(6,979)	(8,537)	(2,451)	(2,221)	(3,041)
Exploration costs	(1,570)	(4,647)	(671)	(603)	(1,859)
Research and development expenses	(1,311)	(1,501)	(425)	(549)	(491)
Other taxes	(4,373)	(1,600)	(1,013)	(3,069)	(612)
Impairment	(351)	(16,770)	(144)	(228)	(15,292)
Other income and expenses, net	(4,254)	(18,037)	(4,518)	4,180	(8,741)
	(29,354)	(61,866)	(13,459)	(6,379)	(33,369)
Operating income (loss)	37,038	5,300	7,778	14,990	(10,032)
Finance income	2,725	2,841	741	1,051	1,191
Finance expenses	(18,044)	(18,455)	(5,231)	(6,868)	(6,171)
Foreign exchange and inflation indexation charges	(8,682)	(6,262)	(2,921)	(3,018)	(2,142)
Net finance income (expense)	(24,001)	(21,876)	(7,411)	(8,835)	(7,122)
Share of earnings in equity-accounted investments	1,665	646	438	615	(140)
Income (loss) before income taxes	14,702	(15,930)	805	6,770	(17,294)
Income taxes	(8,953)	125	(155)	(6,478)	971
Net income (loss)	5,749	(15,805)	650	292	(16,323)
Net income (loss) attributable to:
Shareholders of Petrobras	5,031	(17,334)	266	316	(16,458)
Non-controlling interests	718	1,529	384	(24)	135
	5,749	(15,805)	650	292	(16,323)

Statement of Financial Position – Consolidated

ASSETS	R$ million
	09.30.2017	12.31.2016
Current assets	143,942	145,907
Cash and cash equivalents	74,431	69,108
Marketable securities	5,744	2,556
Trade and other receivables, net	16,525	15,543
Inventories	25,851	27,622
Recoverable taxes	7,899	8,153
Assets classified as held for sale	6,912	18,669
Other current assets	6,580	4,256
Non-current assets	659,928	659,038
Long-term receivables	66,247	66,551
Trade and other receivables, net	16,000	14,832
Marketable securities	734	293
Judicial deposits	14,937	13,032
Deferred taxes	10,106	14,038
Other tax assets	10,406	10,236
Advances to suppliers	3,529	3,742
Other non-current assets	10,535	10,378
Investments	12,660	9,948
Property, plant and equipment	570,783	571,876
Intangible assets	10,238	10,663
Total assets	803,870	804,945
LIABILITIES	R$ million
	09.30.2017	12.31.2016
Current liabilities	71,248	81,167
Trade payables	18,949	18,781
Finance debt and Finance lease obligations	23,429	31,855
Taxes payable	13,526	12,238
Employee compensation (payroll, profit-sharing and related charges)	5,240	7,159
Pension and medical benefits	2,842	2,672
Liabilities associated with assets classified as held for sale	772	1,605
Other current liabilities	6,490	6,857
Non-current liabilities	468,103	471,035
Finance debt and Finance lease obligations	335,983	353,929
Taxes payable	2,950	−
Deferred taxes	6,721	856
Pension and medical benefits	74,374	69,996
Provisions for legal proceedings	12,120	11,052
Provision for decommissioning costs	33,749	33,412
Other non-current liabilities	2,206	1,790
Shareholders' equity	264,519	252,743
Share capital	205,432	205,432
Profit reserves and others	56,332	44,798
Non-controlling interests	2,755	2,513
Total liabilities and shareholders' equity	803,870	804,945

Statement of Cash Flows Data – Consolidated

	R$ million
	Jan-Sep
	2017	2016	3Q-2017	2Q-2017	3Q-2016
Net income (loss)	5,749	(15,805)	650	292	(16,323)
(+) Adjustments for:	61,151	81,935	23,372	19,361	43,038
Pension and medical benefits (actuarial expense)	6,528	6,010	2,176	2,175	1,987
Share of earnings in equity-accounted investments	(1,665)	(646)	(438)	(615)	140
Depreciation, depletion and amortization	32,033	37,314	10,885	10,382	12,716
Impairment	351	16,770	144	228	15,292
Inventory write-downs to net realizable value (market value)	216	1,195	(33)	178	(55)
Allowance (reversals) for impairment of trade and others receivables	2,033	1,695	575	1,464	458
Exploration expenditures writen-off	715	3,325	391	300	1,516
(Gains) / losses on disposal / write-offs of non-current assets	(5,269)	894	416	(5,808)	659
Foreign exchange and inflation indexation and finance charges	23,494	22,204	7,341	8,299	7,608
Deferred income taxes, net	4,701	(4,682)	(698)	3,905	(1,980)
Revision and unwinding of discount on the provision for decommissioning costs	1,821	(1,532)	610	608	(2,677)
Reclassification of cumulative translation adjustment - CTA	185	3,627	−	−	3,627
Gain on remeasurement of investment retained with loss of control	(698)	−	−	(698)	−
Trade and other receivables, net	(2,476)	3,165	(2,859)	(1,130)	181
Inventories	977	(1,293)	154	(391)	848
Judicial deposits	(1,840)	(1,734)	(232)	(657)	(450)
Trade payables	(226)	(5,312)	2,155	909	(341)
Taxes payable	7,217	308	3,313	3,604	489
Pension and medical benefits	(1,973)	(1,728)	(609)	(873)	(498)
Income tax and social contribution paid	(2,127)	(895)	(1,501)	(362)	(316)
Other assets and liabilities	(2,846)	3,250	1,582	(2,157)	3,834
(=) Net cash provided by (used in) operating activities	66,900	66,130	24,022	19,653	26,715
(-) Net cash provided by (used in) investing activities	(22,910)	(33,168)	(11,599)	(3,049)	(7,891)
Capital expenditures and investments in operating segments	(29,444)	(36,346)	(9,288)	(10,299)	(10,267)
Proceeds from disposal of assets (divestment)	9,458	2,402	3	7,582	2,388
Investments in marketable securities	(2,924)	776	(2,314)	(332)	(12)
(=) Net cash flow provided by operating and investing activities	43,990	32,962	12,423	16,604	18,824
(-) Net cash provided by (used in) financing activities	(36,617)	(49,172)	(12,578)	(2,679)	(12,097)
Proceeds from long-term financing	72,082	43,707	28,094	30,960	11,028
Repayment of principal	(90,642)	(73,772)	(35,297)	(26,339)	(17,584)
Repayment of interest	(17,384)	(18,976)	(5,254)	(6,878)	(5,386)
Dividends paid to non-controlling interest	(479)	(165)	(69)	(410)	−
Acquisition of non-controlling interest	(194)	34	(52)	(12)	(155)
Effect of exchange rate changes on cash and cash equivalents	(2,050)	(11,575)	(3,384)	3,171	393
(=) Net increase (decrease) in cash and cash equivalents in the period	5,323	(27,785)	(3,539)	17,096	7,120
Cash and cash equivalents at the beginning of period	69,108	97,845	77,970	60,874	62,940
Cash and cash equivalents at the end of period	74,431	70,060	74,431	77,970	70,060

SEGMENT INFORMATION

Consolidated Income Statement by Segment – 9M-2017

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	97,583	157,846	28,093	495	63,914	−	(140,748)	207,183
Intersegments	94,352	37,962	6,992	469	973	−	(140,748)	−
Third parties	3,231	119,884	21,101	26	62,941	−	−	207,183
Cost of sales	(65,281)	(137,548)	(20,224)	(519)	(59,177)	−	141,958	(140,791)
Gross profit	32,302	20,298	7,869	(24)	4,737	−	1,210	66,392
Expenses	(8,950)	(6,821)	1,646	(34)	(2,902)	(12,463)	170	(29,354)
Selling expenses	(310)	(4,143)	(3,946)	(5)	(2,383)	81	190	(10,516)
General and administrative expenses	(764)	(1,096)	(411)	(58)	(647)	(4,002)	(1)	(6,979)
Exploration costs	(1,570)	−	−	−	−	−	−	(1,570)
Research and development expenses	(796)	(27)	(69)	−	(1)	(418)	−	(1,311)
Other taxes	(229)	(334)	(725)	(18)	(120)	(2,947)	−	(4,373)
Impairment	−	(112)	(239)	−	−	−	−	(351)
Other income and expenses, net	(5,281)	(1,109)	7,036	47	249	(5,177)	(19)	(4,254)
Operating income (loss)	23,352	13,477	9,515	(58)	1,835	(12,463)	1,380	37,038
Net finance income (expense)	−	−	−	−	−	(24,001)	−	(24,001)
Share of earnings in equity-accounted investments	257	1,197	290	(80)	−	1	−	1,665
Income (loss) before income taxes	23,609	14,674	9,805	(138)	1,835	(36,463)	1,380	14,702
Income taxes	(7,940)	(4,583)	(3,235)	20	(624)	7,878	(469)	(8,953)
Net income (loss)	15,669	10,091	6,570	(118)	1,211	(28,585)	911	5,749
Net income (loss) attributable to:
Shareholders of Petrobras	15,625	10,173	6,289	(118)	1,211	(29,060)	911	5,031
Non-controlling interests	44	(82)	281	−	−	475	−	718
	15,669	10,091	6,570	(118)	1,211	(28,585)	911	5,749

Consolidated Income Statement by Segment – 9M-2016

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	83,370	163,016	25,007	612	73,749	−	(133,654)	212,100
Intersegments	79,530	46,033	6,404	587	1,100	−	(133,654)	−
Third parties	3,840	116,983	18,603	25	72,649	−	−	212,100
Cost of sales	(64,610)	(123,657)	(18,513)	(683)	(68,232)	−	130,761	(144,934)
Gross profit	18,760	39,359	6,494	(71)	5,517	−	(2,893)	67,166
Expenses	(21,226)	(13,867)	(4,650)	(186)	(5,351)	(16,818)	232	(61,866)
Selling expenses	(397)	(4,863)	(2,208)	(4)	(3,569)	13	254	(10,774)
General and administrative expenses	(952)	(1,076)	(567)	(61)	(663)	(5,217)	(1)	(8,537)
Exploration costs	(4,647)	−	−	−	−	−	−	(4,647)
Research and development expenses	(652)	(144)	(46)	(2)	(1)	(656)	−	(1,501)
Other taxes	(259)	(169)	(585)	(7)	(91)	(489)	−	(1,600)
Impairment	(8,909)	(6,073)	(1,446)	(24)	(318)	−	−	(16,770)
Other income and expenses, net	(5,410)	(1,542)	202	(88)	(709)	(10,469)	(21)	(18,037)
Operating income (loss)	(2,466)	25,492	1,844	(257)	166	(16,818)	(2,661)	5,300
Net finance income (expense)	−	−	−	−	−	(21,876)	−	(21,876)
Share of earnings in equity-accounted investments	149	520	338	(386)	25	−	−	646
Income (loss) before income taxes	(2,317)	26,012	2,182	(643)	191	(38,694)	(2,661)	(15,930)
Income taxes	839	(8,667)	(627)	88	(57)	7,644	905	125
Net income (loss)	(1,478)	17,345	1,555	(555)	134	(31,050)	(1,756)	(15,805)
Net income (loss) attributable to:
Shareholders of Petrobras	(1,313)	17,600	1,239	(555)	131	(32,680)	(1,756)	(17,334)
Non-controlling interests	(165)	(255)	316	−	3	1,630	−	1,529
	(1,478)	17,345	1,555	(555)	134	(31,050)	(1,756)	(15,805)

Consolidated Income Statement by Segment –3Q-2017

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	32,528	52,616	11,122	178	22,675	−	(47,297)	71,822
Intersegments	31,547	12,859	2,413	166	312	−	(47,297)	−
Third parties	981	39,757	8,709	12	22,363	−	−	71,822
Cost of sales	(22,495)	(46,335)	(8,237)	(176)	(20,807)	−	47,465	(50,585)
Gross profit	10,033	6,281	2,885	2	1,868	−	168	21,237
Expenses	(3,702)	(2,702)	(1,915)	(20)	(950)	(4,226)	56	(13,459)
Selling expenses	(99)	(1,476)	(1,957)	(2)	(827)	61	63	(4,237)
General and administrative expenses	(282)	(371)	(128)	(16)	(218)	(1,436)	−	(2,451)
Exploration costs	(671)	−	−	−	−	−	−	(671)
Research and development expenses	(257)	(8)	(34)	−	−	(126)	−	(425)
Other taxes	(129)	(221)	(46)	(5)	(83)	(529)	−	(1,013)
Impairment	−	(141)	(3)	−	−	−	−	(144)
Other income and expenses, net	(2,264)	(485)	253	3	178	(2,196)	(7)	(4,518)
Operating income (loss)	6,331	3,579	970	(18)	918	(4,226)	224	7,778
Net finance income (expense)	−	−	−	−	−	(7,411)	−	(7,411)
Share of earnings in equity-accounted investments	106	231	115	(17)	1	2	−	438
Income (loss) before income taxes	6,437	3,810	1,085	(35)	919	(11,635)	224	805
Income taxes	(2,153)	(1,218)	(330)	7	(312)	3,927	(76)	(155)
Net income (loss)	4,284	2,592	755	(28)	607	(7,708)	148	650
Net income (loss) attributable to:
Shareholders of Petrobras	4,254	2,643	665	(28)	607	(8,023)	148	266
Non-controlling interests	30	(51)	90	−	−	315	−	384
	4,284	2,592	755	(28)	607	(7,708)	148	650

Consolidated Income Statement by Segment – 2Q-2017

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	31,804	51,301	9,268	154	20,327	−	(45,858)	66,996
Intersegments	30,674	12,340	2,365	146	333	−	(45,858)	−
Third parties	1,130	38,961	6,903	8	19,994	−	−	66,996
Cost of sales	(21,356)	(44,662)	(6,727)	(165)	(19,001)	−	46,284	(45,627)
Gross profit	10,448	6,639	2,541	(11)	1,326	−	426	21,369
Expenses	(3,315)	(1,997)	4,449	(19)	(967)	(4,583)	53	(6,379)
Selling expenses	(108)	(1,290)	(1,754)	(1)	(808)	13	59	(3,889)
General and administrative expenses	(237)	(358)	(115)	(19)	(214)	(1,277)	(1)	(2,221)
Exploration costs	(603)	−	−	−	−	−	−	(603)
Research and development expenses	(377)	(9)	(22)	−	(1)	(140)	−	(549)
Other taxes	(66)	(56)	(617)	(4)	(18)	(2,308)	−	(3,069)
Impairment	−	8	(236)	−	−	−	−	(228)
Other income and expenses, net	(1,924)	(292)	7,193	5	74	(871)	(5)	4,180
Operating income (loss)	7,133	4,642	6,990	(30)	359	(4,583)	479	14,990
Net finance income (expense)	−	−	−	−	−	(8,835)	−	(8,835)
Share of earnings in equity-accounted investments	117	423	86	(8)	(1)	(2)	−	615
Income (loss) before income taxes	7,250	5,065	7,076	(38)	358	(13,420)	479	6,770
Income taxes	(2,425)	(1,578)	(2,376)	10	(123)	177	(163)	(6,478)
Net income (loss)	4,825	3,487	4,700	(28)	235	(13,243)	316	292
Net income (loss) attributable to:
Shareholders of Petrobras	4,871	3,470	4,603	(28)	235	(13,151)	316	316
Non-controlling interests	(46)	17	97	−	−	(92)	−	(24)
	4,825	3,487	4,700	(28)	235	(13,243)	316	292

Other Income (Expenses) by Segment – 9M-2017

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits	−	−	−	−	−	(4,587)	−	(4,587)
Unscheduled stoppages and pre-operating expenses	(3,457)	(95)	(238)	−	−	(3)	−	(3,793)
(Losses)/gains on legal, administrative and arbitral proceedings	(1,339)	(432)	(465)	(2)	(104)	(370)	−	(2,712)
Provision for doubtful receivables	(1,505)	(24)	(1)	−	−	(60)	−	(1,590)
Institutional relations and cultural projects	(2)	(5)	−	−	(100)	(376)	−	(483)
Profit Share	(110)	(70)	(11)	−	(17)	(106)	−	(314)
Operating expenses with thermoelectric plants	−	−	(178)	−	−	−	−	(178)
Expenses with Health, safety and environment	(29)	(17)	(7)	−	(1)	(105)	−	(159)
Cumulative Translation Adjustment - CTA	−	−	−	−	−	(116)	−	(116)
Reimbursement of expenses regarding "Car Wash" operation	−	−	−	−	−	154	−	154
Government Grants	13	31	170	9	−	−	−	223
Remeasurement of remaining interests at fair value	−	−	698	−	−	−	−	698
Voluntary Separation Incentive Plan - PIDV	168	(40)	137	−	143	348	−	756
(Expenditures)/reimbursements from operations in E&P partnerships	863	−	−	−	−	−	−	863
Ship/Take or Pay Agreements with Gas Distributors	2	152	1,183	−	19	−	−	1,356
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects (*)	(601)	(408)	6,252	9	33	(16)	−	5,269
Others	716	(201)	(504)	31	276	60	(19)	359
	(5,281)	(1,109)	7,036	47	249	(5,177)	(19)	(4,254)

Other Income (Expenses) by Segment – 9M-2016

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits	−	−	−	−	−	(3,717)	−	(3,717)
Unscheduled stoppages and pre-operating expenses	(5,146)	(193)	(124)	−	−	(9)	−	(5,472)
(Losses)/gains on legal, administrative and arbitral proceedings	(1,296)	(272)	(444)	(2)	(926)	(2,300)	−	(5,240)
Provision for doubtful receivables	(21)	(40)	(1)	−	−	(93)	−	(155)
Institutional relations and cultural projects	(13)	(12)	(1)	−	(43)	(568)	−	(637)
Operating expenses with thermoelectric plants	−	−	(275)	−	−	−	−	(275)
Expenses with Health, safety and environment	(41)	(43)	(15)	−	(3)	(111)	−	(213)
Cumulative Translation Adjustment - CTA	−	−	−	−	−	(3,627)	−	(3,627)
Reimbursement of expenses regarding "Car Wash" operation	−	−	−	−	−	227	−	227
Government Grants	12	86	299	14	−	2	−	413
Voluntary Separation Incentive Plan - PIDV	(1,621)	(868)	(144)	−	9	(1,061)	−	(3,685)
(Expenditures)/reimbursements from operations in E&P partnerships	1,645	−	−	−	−	−	−	1,645
Ship/Take or Pay Agreements with Gas Distributors	(1)	−	658	−	−	−	−	657
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects*	(1,247)	(221)	(42)	−	8	608	−	(894)
Provision for the assumption of debts of suppliers with subcontractors	(931)	−	−	−	−	−	−	(931)
Gains / (losses) on decommissioning of returned/abandoned areas	3,242	−	−	−	−	−	−	3,242
Others	8	21	291	(100)	246	180	(21)	625
	(5,410)	(1,542)	202	(88)	(709)	(10,469)	(21)	(18,037)

* Includes returned areas and cancelled projects and the gain on the divestment of NTS in the 2Q-2017, as well as losses on materials and supplies in the amount of R$ 972 million mainly recognized in the third quarter of 2017 due to revised projects portfolio.

Other Income (Expenses) by Segment – 3Q-2017

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits	−	−	−	−	−	(1,529)	−	(1,529)
Unscheduled stoppages and pre-operating expenses	(1,079)	(42)	(88)	−	−	(1)	−	(1,210)
(Losses)/gains on legal, administrative and arbitral proceedings	(1,101)	(205)	110	(1)	77	(429)	−	(1,549)
Provision for doubtful receivables	(188)	(5)	−	1	−	(35)	−	(227)
Institutional relations and cultural projects	(1)	(2)	−	−	(42)	(134)	−	(179)
Profit share	3	(6)	−	−	(17)	4	−	(16)
Operating expenses with thermoelectric plants	−	−	(20)	−	−	−	−	(20)
Expenses with Health, safety and environment	(14)	(11)	(2)	−	−	(32)	−	(59)
Reimbursement of expenses regarding "Car Wash" operation	−	−	−	−	−	65	−	65
Government Grants	4	13	75	4	−	−	−	96
Voluntary Separation Incentive Plan - PIDV	81	(10)	(45)	−	29	32	−	87
(Expenditures)/reimbursements from operations in E&P partnerships	201	−	−	−	−	−	−	201
Ship/Take or Pay Agreements with Gas Distributors	−	39	356	−	5	−	−	400
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects (*)	(233)	(162)	(5)	−	1	(17)	−	(416)
Others	63	(94)	(128)	(1)	125	(120)	(7)	(162)
	(2,264)	(485)	253	3	178	(2,196)	(7)	(4,518)

Other Income (Expenses) by Segment – 2Q-2017

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits	−	−	−	−	−	(1,529)	−	(1,529)
Unscheduled stoppages and pre-operating expenses	(1,081)	(26)	(116)	−	−	(1)	−	(1,224)
(Losses)/gains on legal, administrative and arbitral proceedings	(140)	(90)	144	−	(101)	279	−	92
Provision for doubtful receivables	(1,234)	−	−	(1)	−	(17)	−	(1,252)
Institutional relations and cultural projects	−	(2)	−	−	(38)	(104)	−	(144)
Profit share	(6)	(10)	−	−	−	(4)	−	(20)
Operating expenses with thermoelectric plants	−	−	(83)	−	−	−	−	(83)
Expenses with Health, safety and environment	(9)	(8)	(3)	−	(1)	(37)	−	(58)
Reimbursement of expenses regarding "Car Wash" operation	−	−	−	−	−	89	−	89
Government Grants	4	6	37	3	−	−	−	50
Remeasurement of remaining interests at fair value	−	−	698	−	−	−	−	698
Voluntary Separation Incentive Plan - PIDV	(31)	56	3	−	93	273	−	394
(Expenditures)/reimbursements from operations in E&P partnerships	372	−	−	−	−	−	−	372
Ship/Take or Pay Agreements with Gas Distributors	2	113	547	−	14	−	−	676
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects(*)	(305)	(168)	6,254	−	28	(1)	−	5,808
Others	504	(163)	(288)	3	79	181	(5)	311
	(1,924)	(292)	7,193	5	74	(871)	(5)	4,180

* Includes returned areas and cancelled projects and the gain on the divestment of NTS in the 2Q-2017, as well as losses on materials and supplies in the amount of R$ 972 million mainly recognized in the third quarter of 2017 due to revised projects portfolio..

Consolidated Assets by Segment – 09.30.2017

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	451,244	162,600	64,856	1,006	19,650	121,548	(17,034)	803,870
Current assets	17,179	32,998	6,984	197	9,259	92,419	(15,094)	143,942
Non-current assets	434,065	129,602	57,872	809	10,391	29,129	(1,940)	659,928
Long-term receivables	21,830	10,869	7,869	438	3,461	23,562	(1,782)	66,247
Investments	4,445	5,360	2,764	56	16	19	−	12,660
Property, plant and equipment	400,396	112,806	46,191	315	6,195	5,038	(158)	570,783
Operating assets	293,341	98,620	37,405	303	5,310	3,869	(158)	438,690
Assets under construction	107,055	14,186	8,786	12	885	1,169	−	132,093
Intangible assets	7,394	567	1,048	−	719	510	−	10,238

Consolidated Assets by Segment – 12.31.2016

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	456,594	171,359	63,515	1,699	20,304	110,057	(18,583)	804,945
Current assets	18,262	40,609	11,707	1,319	9,906	81,262	(17,158)	145,907
Non-current assets	438,332	130,750	51,808	380	10,398	28,795	(1,425)	659,038
Long-term receivables	24,870	10,793	6,539	12	3,314	22,285	(1,262)	66,551
Investments	4,722	3,597	1,520	43	47	19	−	9,948
Property, plant and equipment	401,057	115,745	42,675	325	6,308	5,929	(163)	571,876
Operating assets	295,656	101,520	38,659	315	5,389	4,798	(163)	446,174
Assets under construction	105,401	14,225	4,016	10	919	1,131	−	125,702
Intangible assets	7,683	615	1,074	−	729	562	−	10,663

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 9M-2017

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	15,669	10,091	6,570	(118)	1,211	(28,585)	911	5,749
Net finance income (expense)	−	−	−	−	−	24,001	−	24,001
Income taxes	7,940	4,583	3,235	(20)	624	(7,878)	469	8,953
Depreciation, depletion and amortization	23,482	5,810	1,924	12	382	423	−	32,033
EBITDA	47,091	20,484	11,729	(126)	2,217	(12,039)	1,380	70,736
Share of earnings in equity-accounted investments	(257)	(1,197)	(290)	80	−	(1)	−	(1,665)
Impairment losses / (reversals)	−	112	239	−	−	−	−	351
Realization of cumulative translation adjustment	−	−	−	−	−	116	−	116
Gains / (losses) on disposal / write-offs of assets**	601	408	(6,950)	(9)	(33)	16	−	(5,967)
Adjusted EBITDA*	47,435	19,807	4,728	(55)	2,184	(11,908)	1,380	63,571

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 9M-2016

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	(1,478)	17,345	1,555	(555)	134	(31,050)	(1,756)	(15,805)
Net finance income (expense)	−	−	−	−	−	21,876	−	21,876
Income taxes	(839)	8,667	627	(88)	57	(7,644)	(905)	(125)
Depreciation, depletion and amortization	28,304	5,764	2,190	18	418	620	−	37,314
EBITDA	25,987	31,776	4,372	(625)	609	(16,198)	(2,661)	43,260
Share of earnings in equity-accounted investments	(149)	(520)	(338)	386	(25)	−	−	(646)
Impairment losses / (reversals)	8,909	6,073	1,446	24	318	−	−	16,770
Realization of cumulative translation adjustment	−	−	−	−	−	3,627	−	3,627
Gains / (losses) on disposal / write-offs of assets**	1,247	221	42	−	(8)	(608)	−	894
Adjusted EBITDA*	35,994	37,550	5,522	(215)	894	(13,179)	(2,661)	63,905

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 3Q-2017

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	4,284	2,592	755	(28)	607	(7,708)	148	650
Net finance income (expense)	−	−	−	−	−	7,411	−	7,411
Income taxes	2,153	1,218	330	(7)	312	(3,927)	76	155
Depreciation, depletion and amortization	8,027	1,972	611	6	129	140	−	10,885
EBITDA	14,464	5,782	1,696	(29)	1,048	(4,084)	224	19,101
Share of earnings in equity-accounted investments	(106)	(231)	(115)	17	(1)	(2)	−	(438)
Impairment losses / (reversals)	−	141	3	−	−	−	−	144
Realization of cumulative translation adjustment	−	−	−	−	−	−	−	−
Gains / (losses) on disposal / write-offs of assets**	233	162	5	−	(1)	17	−	416
Adjusted EBITDA*	14,591	5,854	1,589	(12)	1,046	(4,069)	224	19,223

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 2Q-2017

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	4,825	3,487	4,700	(28)	235	(13,243)	316	292
Net finance income (expense)	−	−	−	−	−	8,835	−	8,835
Income taxes	2,425	1,578	2,376	(10)	123	(177)	163	6,478
Depreciation, depletion and amortization	7,576	1,928	609	3	128	138	−	10,382
EBITDA	14,826	6,993	7,685	(35)	486	(4,447)	479	25,987
Share of earnings in equity-accounted investments	(117)	(423)	(86)	8	1	2	−	(615)
Impairment losses / (reversals)	−	(8)	236	−	−	−	−	228
Realization of cumulative translation adjustment	−	−	−	−	−	−	−	−
Gains / (losses) on disposal / write-offs of assets**	305	168	(6,952)	−	(28)	1	−	(6,506)
Adjusted EBITDA*	15,014	6,730	883	(27)	459	(4,444)	479	19,094

* See definitions of Adjusted EBITDA in glossary.

** Includes the accounts of gains / losses on disposal of assets and gains / losses at remeasurement of remaining interests at fair value.

Glossary

ACL – Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA Margin - Adjusted EBITDA divided by sales revenues.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Basic and diluted earnings (losses) per share - calculated based on the weighted average number of shares.

Consolidated Structured Entities - Entities that have been designated so that voting or similar rights are not the determining factor that decides who controls the entity. Petrobras has no share of earnings in investments in certain structured entities that are consolidated in the financial statements, but the control is determined by the power it has over its relevant operating activities. As there are no interests, the result came from certain consolidated structured entities is attributable to non-controlling interests in the income statement, and it is not considered on net income attributable to shareholders of Petrobras.

CTA – Cumulative translation adjustment – The exchange variation cumulative amount that is recognized on Shareholders’ Equity should be transferred to the Statement of Income at the moment of the investment disposal.

Domestic crude oil sales price - Average of the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Domestic natural gas production - Natural gas production in Brazil less LNG plus gas reinjection.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the period, having its total effects only in the next period

Feedstock processed (excluding NGL) - Daily volume of crude oil processed in the Company´s refineries in Brazil and is factored into the calculation of the Refining Plants Utilization Factor.

Feedstock processed – Brazil – Daily volume of crude oil and NGL processed.

Free cash flow - Net cash provided by operating activities less capital expenditures and investments in investees. Free cash flow is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Margin – Gross profit over sales revenues.

Jet fuel –Aviation fuel.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the International Standards - IFRS and it is possible that it may not be comparable to similar measures reported by other companies,. however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LNG – Liquified natural gas.

LPG – Liquified crude oil gas.

LTM Adjusted EBITDA – sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. LTM Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our liquidity.

LTM OCF – Sum of last 12 months (Last Twelve Months) of OCF and represents the most directly comparable measure in relation to the LTM Adjusted EBITDA.

Net debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the International Standards - IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment- Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters. On April 28, 2016, the Extraordinary General Meeting approved the statutory adjustments according to the new organizational structure of the company and its new management and governance model, to align the organization to the new reality of the oil and gas sector and prioritize profitability and capital discipline.

Net Margin – Net income (loss) over sales revenues.

NGL – Natural gas liquids.

OCF - Net Cash provided by (used in) operating activities (operating cash flow).

Operating indicators – indicators used for businesses management and are not reviewed by independent auditor.

Operating Margin - operating income (loss) over sales revenues.

PESA – Petrobras Argentina S.A.

PLD (differences settlement price) - Electricity price in the spot market.  Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

PERT – Special Tax Settlement Program (Programa Especial de Regularização Tributária)

PRD – Non-Tax Settlement Program (Programa de Regularização de Débitos Não-Tributários)

PRT - Tax Settlement Program (Programa de Regularização Tributária)

Reference feedstock or installed capacity of primary processing - Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Refining plants utilization factor (%) - Feedstock processed (excluding NGL) divided by the reference feedstock.

Total liabilities net – Total liability less adjusted cash and cash equivalents.

On September 30th, 2017, the presentation related to the business segment information reflects management’s assessment related to the performance and the business resources allocation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Ivan de Souza Monteiro

______________________________

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer